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                                                                    Exhibit 26


                                EKCO GROUP, INC.
                          98 Spit Brook Road, Suite 102
                        Nashua, New Hampshire 03062-5738






                                          August 3, 1999




Mr. J. Jay Althoff
21 Cavanaugh Road
Wellesley, MA  02481

Dear Jay:

On August 3, 1999, the Board of Directors of EKCO Group, Inc. (the "Company") approved the recommendation of the Company's Compensation Committee to amend its employment arrangement with you as originally set forth in that certain letter dated September 16, 1997, a copy of which is attached hereto as Exhibit A (the "Original Letter"), as amended by letter dated May 20, 1999 (the "First Amendment"), a copy of which is attached hereto as Exhibit B, to provide for the payment of two (2) years of Adjusted Cash Salary in the event of a Change of Control and Constructive Termination. Thus, the first paragraph of the amendment set forth in the First Amendment is amended as follows:

                  Following a Change of Control (as hereinafter defined) and upon an event of Constructive Termination (as hereinafter defined) or termination of your employment without good cause following a Change of Control, you shall receive as severance within ten (10) days of such event a lump-sum payment equal to two (2) times your Adjusted Cash Salary (as hereinafter defined) in effect on the date of such Constructive Termination. For the purposes hereof, the time when a Constructive Termination occurs shall be the day any event occurs which is included in the definition of Constructive Termination below.

This letter agreement shall be entitled the "Second Amendment."

Except as expressly provided for in this Second Amendment, the Original Letter as amended by the First Amendment is hereby ratified and confirmed and shall continue in full force and effect.



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Please acknowledge your acceptance of the foregoing by countersigning and returning a duplicate original of this letter to Linda Millman, Associate General Counsel of the Company, as soon as possible.

                                   Very truly yours,


                                   /s/ DONATO A. DENOVELLIS
                                   ---------------------------------------------
                                   Donato A. DeNovellis
                                   Executive Vice President, Finance and
                                   Administration, and Chief Financial Officer

Acknowledged and Agreed:


 /s/ J.JAY ALTHOLFF
-------------------------------
 J. Jay Althoff

Date:   8 August, 1999
        -------------------



                                       2

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                           [EKCO GROUP, INC. LETTERHEAD]


SEPTEMBER 16, 1997

Mr. Jay Althoff
312 Washington Street
Building 2 - Apt. 4
Wellesley Hills, MA 02181

Dear Jay:

It is with great pleasure that I extend an offer of employment to you as Vice President/General Counsel of EKCO Group, Inc. reporting to me in Nashua, New Hampshire. The specifics of our offer are as follows:

1.   Your base salary will be $130,000, paid semi-monthly.

2. You will participate in the Incentive Program for EKCO Management with a targeted bonus of twenty percent of base salary determined by company performance and your personal performance against objectives. Your participation will begin on the date you begin employment and your bonus will be prorated for 1997.

3. You will participate in the EKCO Group, Inc. Stock Option Program, and you will initially receive 15.000 stock options at the market price of the stock the day you start employment. You will be eligible for additional stock options, along with other executives of EKCO Group, Inc., as the Board of Directors determines.

4. You will be provided an automobile allowance of $800 per month in accordance with our policy.

5. You will participate in our benefits programs consisting of health, life, and disability programs, as well as a 401K. You will be reimbursed for the costs of continuing your current health benefits to bridge the waiting period for existing conditions.

6.   You will be eligible for four weeks vacation.

7. Following a Change of Control (as defined in the attached document) and upon either an event of Constructive Termination (as defined in the attached document) or termination of your employment without cause, you shall receive severance equal to one year's base salary.

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Jay Althoff
Page 2
September 16, 1997


8. In the event that you are discharged for reasons other than cause during the first two years of employment, you will receive six months severance, after which you will receive one additional month for each additional year of employment.

I look forward to your joining the EKCO Management Team and working with you.

Regards


/s/ Malcolm L. Sherman


MLS/Jam
Attachment


Accepted:


/s/ Jay Althoff
-------------------------------------------
Jay Althoff

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ATTACHMENT 1

     A "Change of Control" shall be deemed to have occurred (i) if any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than Ekco Group, Inc. ("Group") any employee stock plan of Group is or becomes the beneficial owner, directly or indirectly, of securities of Group representing fifteen percent (15%) or more of the outstanding Common Stock of Group, or (ii) ten
(10) days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by any "person" of fifteen percent (15%) or more of the outstanding Common Stock of Group, provided, however, that at the conclusion of such ten (10) day period such person has not discontinued or rescinded his intention to make such a tender or exchange offer or (iii) if during any consecutive twelve (12) month period beginning on or after the date hereof individuals who at the beginning of such period were directors of Group cease, for any reason, to constitute at least a majority of the Board of Directors of Group; or (iv) if a merger of, or consolidation involving, Group in which Group's stock is converted into securities of another corporation or into cash shall be consummated, or a plan of complete liquidation of Group (whether or not in connection with a sale of all or substantially all of Group's assets) shall be adopted and consummated, or substantially all of Group's operating assets are sold (whether or not a plan of liquidation shall be adopted or a liquidation occurs), excluding in each case a transaction solely for the purpose of reincorporating Group in a different jurisdiction or recapitalizing Group's stock.

     As used herein, a "Constructive Termination" shall be deemed to have occurred if and when (i) your base salary is decreased below the level in effect on the date of your last salary adjustment, or the bonus percentage applicable to your participation in any compensation bonus plan or arrangement is reduced, without your consent, provided, however, that nothing herein shall be construed to guarantee your bonus awards if performance is below applicable targets, or (ii) the importance of your job responsibilities is reduced without your consent, or (iii) a proposal is made to relocate you to a location other than Nashua, New Hampshire or the greater Boston, Massachusetts metropolitan area without your consent.

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Letterhead EKCO


                                                                    May 20, 1999



Mr. J. Jay Althoff
21 Cavanagh Road
Wellesley, Massachusetts 02481

Dear Jay:

         On February 10, 1999, the Board of Directors of ECKO Group, Inc. (the "Company") approved the recommendation of the Company's Compensation Committee to amend its employment arrangement with you as originally set forth in that certain letter dated September 16, 1997, a copy of which is attached hereto as Exhibit A (the "Original Letter"), to provide for immediate vesting of stock options in the event of your death or total and permanent disability (as defined) or in the event of a Change of Control (as defined) of the Company. The obligations of the Company to you regarding the occurrence of a Change of Control as set forth in the Original Letter are hereby amended and restated as follows:

                  Following a Change of Control (as hereinafter defined) and upon an event of Constructive Termination (as hereinafter defined) or termination of your employment without good cause following a Change of Control, you shall receive as severance within ten (10) days of such event a lump-sum payment equal to your Adjusted Cash Salary (as hereinafter defined) in effect on the date of such Constructive Termination. For the purposes hereof, the time when a Constructive Termination occurs shall be the day any event occurs which is included in the definition of Constructive Termination below.

                  Immediately upon the occurrence of any of the Listed Contingencies (as hereinafter defined), you (or your estate, as appropriate) shall have the unconditional, unencumbered and free right, title and interest in all shares of stock of the Company which were granted, sold or optioned (subject, if your or your estate elect to exercise unexercised rights, to your obligation to pay the option exercise price or other purchase price to the extent theretofore not paid) to you by the Company at any time prior to the date of such Listed Contingency as if all restrictions imposed by the Company had lapsed and all events necessary to vest in you (or your estate) such rights, including the lapsing of time, had occurred, and the Company shall take all such actions as may be necessary to release any then existing restrictions imposed by the Company and waive any rights to repurchase such shares. For the purposes of this Agreement, "Listed Contingencies" shall be limited to the following events:

               (1) The occurrence of a Change of Control while you are employed by the Company, and without regard to whether or not your employment by the Company is terminated, whether a Constructive Termination occurs at such


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                    time or thereafter or the manner of any subsequent
                    termination of your employment; or

               (2) Following a Change of Control and upon either an event of Constructive Termination or termination by the Company of your employment without good cause; or

               (3)  Termination of your employment as a result of your death; or

               (4) Termination of your employment as a result of your permanent and total disability, subject to following the provisions:
                    The determination that, by virtue of total and permanent disability, you are unable to perform your duties hereunder shall be made by a physician chosen by the Company and reasonably satisfactory to you (or your legal representative). The cost of such examination shall be borne by the Company. Without limiting the generality of the foregoing, unless otherwise agreed, you shall be conclusively presumed to be permanently and totally disabled hereunder if for reasons involving mental or physical illness or physical injury you fail to perform such duties for a period of one hundred eighty (180) days or more in any twelve (12) month period. For the purposes of this Subparagraph (4), the date of termination shall be the earlier of the date of such physician's examination pursuant to which such determination is made or the first business day after which such 180-day period has expired.

                  This agreement is not intended nor shall it be deemed to be a guarantee of employment with the Company or any affiliate.

                  As used herein, a "Change of Control" shall be deemed to have occurred (i) if any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than the Company or any employee stock plan of the Company, is or becomes the beneficial owner, directly or indirectly, of securities of the Company, representing fifteen percent (15%) or more of the outstanding Common Stock of the Company, or (ii) ten (10) days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by any "person" of fifteen percent (15%) or more of the Common Stock of the Company, provided, however, that at the conclusion of such ten (10)) day period such person has not discontinued or rescinded his intention to make such a tender or exchange offer; or (iii) if during any consecutive twelve (12) month period beginning on or after the date of this letter individuals who at the beginning of such period were directors of the Company cease, for any reason, to constitute at least a majority of the Board of Directors of the Company; or (iv) if a merger of, or consolidation involving, the Company in which the Company's stock is converted into securities of another corporation or into cash shall be consummated, or a plan of complete liquidation of the Company (whether or not in connection with a sale of all or substantially all of the Company's assets) shall be adopted and consummated, or substantially all of the Company's operating assets are sold (whether or not a plan of liquidation shall be adopted or a liquidation occurs), excluding in each case a transaction solely for the purpose of


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         reincorporating the Company in a different jurisdiction or recapitalizing the Company's stock.

                  As used herein, a "Constructive Termination" shall be deemed to have occurred if and when (i) your Adjusted Cash Salary is decreased below the level in effect on the date of your last salary adjustment, or the bonus percentage applicable to your participation in any compensation bonus plan or arrangement is reduced, without your consent, provided, however, that nothing herein shall be construed to guarantee your bonus awards if performance is below applicable targets, or (ii) the importance of your job responsibilities is reduced without your consent, or (iii) a proposal is made to relocate you to a location other than the Greater Boston, Massachusetts metropolitan area without your consent.

                  As used herein, "Adjusted Cash Salary" shall be your annual base salary as may be increased from time to time.

         Except as expressly provided for in this letter, the Original Letter is hereby ratified and confirmed and shall continue in full force and effect.

         Please acknowledge your acceptance of the foregoing by countersigning and returning a duplicate original of this letter to Linda Millman, Associate General Counsel of the Company, as soon as possible.


                                               Very truly yours,

                                               /s/ DONATO A. DENOVELLIS
                                               --------------------------------
                                               Donato A. DeNovellis
                                               Executive Vice President, Finance
                                               and Administration, and Chief
                                               Financial Officer

Acknowledged and Agreed:

/s/ J. JAY ALTHOFF
------------------------
J.Jay Althoff

Date:     5/20/99
------------------------